February 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Anuja Majmudar

Loan Lauren Nguyen

Re:	Gold Royalty Corp.
Registration Statement on Form F-1
Filed January 12, 2021
File No. 333-252036

Ladies and Gentlemen:

This letter is submitted on behalf of Gold Royalty Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 26, 2021 regarding the Registration Statement on Form F-1 (File No. 333-252036) filed with the Commission on January 12, 2021 (the “Registration Statement”). For ease of reference, the comment in the Staff’s letter is reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form F-1 Filed January 12, 2021

Management

Advisory Board Compensation, page 78

1.	We note your disclosure that you entered into a consulting agreement with Mr. Telfer. Please file the agreement as an exhibit to your filing or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance..

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include Mr. Telfer’s consulting agreement with the Company as an exhibit thereto.

* * *

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	David Garofalo, Chief Executive Officer, Gold Royalty Corp.
Josephine Man, Chief Financial Officer, Gold Royalty Corp.